#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

December 22, 2005

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release issued December 22, 2005.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dw 1/4

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports on Mount Polley Exploration

Vancouver (December 22, 2005) - **Imperial Metals Corporation (III-TSX)** reports that ongoing surface and near surface exploration including mapping, prospecting, till sampling and percussion drilling at it's 100% owned Mount Polley copper/gold mine near Williams Lake, BC has outlined several new zones of mineralization. All zones are thought to be highly prospective and will be diamond drilled in 2006.

Resource modelling and mine planning have been initiated on the Wagon Wheel Zone with the intention of providing a new source of mill feed less than 300 metres form the crusher. Key exploration zones are highlighted in the following table:

Key Exploration Zones Slated for Diamond Drilling in 2006

Zone	Best Results for 2005	Description
Tall Fir	P-05-131 13.7 m @ 0.54% Cu 0.33 g/t Au	Gold and copper enrichment zone at least 200 X 300 metres. Trenching and near surface percussion drilling are very encouraging. Adjacent and similar to the Southeast Zone and dramatically increases the mineralized footprint. Strong potential for successful drilling to depth.
Ace	P-05-97 13.8 m @ 0.12% Cu 0.32 g/t Au	Potential southern extension of Pond Zone or the Southeast Zone. Gold mineralization intersected in over 150 metre strike length of percussion drilling.
Wagon Wheel	P-05-48 20.8 m @ 0.97% Cu 0.66 g/t Au	High grade copper and gold in magnetite breccias established in 2004. Less than 300 metres to crusher. See attached Resource. Needs additional drilling.
Skid	P-05-13 9.8m @ 0.30% Cu 0.14 g/t Au	Only limited work to date. Barren magnetite breccias discovered in outcrop. Pit samples with over 1% copper. One 2005 percussion hole returned significant results.
Knob East	No drilling	Small discrete areas of high grade copper-gold mineralization within 1 km of Bell Pit. Follow-up drilling is planned.
Junction	No new drilling	Large area of anomalous soil geochemical results down-ice direction from the Springer Zone. Highly anomalous till and trenching results.
Zone 9	No drilling	Unexplored area with poor bedrock exposure 5 km northwest of the mill hosts strongly brecciated rock and till samples containing well mineralized clasts have been discovered.
71 Zone	No new drilling	Surface work indicates strong hydrothermal activity in the area and very high grades from historic drilling strongly support the need for further drilling in this area.
Boundary	No new drilling	Work by a previous operator identified high grade copper-gold mineralization within a magnetite breccia. Drilling has further enhanced the zone and additional drilling is planned.
Wayne	Visible Cu in road cut	New road cut in October unearthed zone of malachite staining. Two of the initial four percussion holes returned weak malachite. Assays are pending

Imperial has used information from the shallow 30 metre 2005 percussion drilling in the Wagon Wheel Trench Area, along with historic drilling to develop an indicated open pitable resource. Using current economic parameters, the following resource has been established using Lerch Grossman pit optimization. Further drilling is planned in order to complete engineering and to extend this mineralized zone to the south, north and depth. This mineralized zone, located south of the Cariboo Pit is within 300 metres of the primary crusher at the Mount Polley mill site.

Indicated Resource for Wagon Wheel Area* (Dec 19/05)

Ore	Copper (%)	Gold (g/t)	Oxide Ratio
408,302	0.463	0.597	0.326

**Using current economics - US$1.50/lb copper and US$400/oz gold*

Imperial will restart diamond drilling in January to test the numerous targets generated during the summer exploration program.

Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the percussion drilling and trenching program in 2005 were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab.

The wholly owned Mount Polley property has been the focus of continuous exploration since August 2003. The Mount Polley property mineral claims encompass 19,308 hectares located 56 kilometres northeast of Williams Lake in central British Columbia.

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For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals


590000
595000
5825000
5820000
N
W
E
S
Bootjack Service Road
Zone 9
Boundary Zone
Wight Pit
71 Zone
Junction Zone
Skid Zone
Wayne Zone
Bell Pit
Knob East
Springer Zone
Cariboo Pit
POLLEY LAKE
Wagon Wheel Zone
Mount Polley Minesite
Tall Fir Zone
Southeast Zone
BOOTJACK LAKE
Pond Zone
Ace Zone
Imperial Metals
2005 Exploration Zones
Property Boundary
Pits
Exploration Zones
Roads
0 250 500 1,000 1,500 2,000
Metres
DATE 21/12/2005